UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

China Yuchai International Limited

(Exact name of the registrant as specified in its charter)

Bermuda	1-13522	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

16 Raffles Quay

#39-01A Hong Leong Building

Singapore 048581

(Address of principle executive offices)	(Zip code)

Loo Choon Sen

Chief Financial Officer

16 Raffles Quay

#39-01A Hong Leong Building

Singapore 048581

Tel: +65 6220 8411

Fax: +65 6221 1172

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Under the final rule, a company that uses any of the designated minerals is required to conduct a reasonable ‘country of origin’ inquiry that must be performed in good faith and be reasonably designed to determine whether any of its minerals originated in the covered countries or are from scrap or recycled sources.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of China Yuchai International Limited’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.cyilimited.com under “Investor Relations”.

Item 1.02 Exhibits

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Weng Ming Hoh	Date: May 26, 2022
Name:	Weng Ming Hoh
Title:	President/Director